

Mail Stop 4628

August 5, 2016

Benjamin P. Cowart
Chief Executive Officer
Vertex Energy, Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058

   Re: Vertex Energy, Inc.
      Post-Effective Amendment No. 2 to Form S-1
      Filed July 25, 2016
      File No. 333-205871

Dear Mr. Cowart:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2016 letter.

General

1. We note that you originally registered 8,064,534 shares of common stock issuable upon exercise of 8,064,534 outstanding shares of your Series B Preferred Stock on the registration statement. We further note your explanatory note indicates that 3,575,070 shares are being removed as explained in paragraph (b) and footnote 1 thereto. However, it appears that fewer than 3,575,070 of these shares are being removed from this registration statement. Please revise or advise as to this apparent inconsistency.

2.   We note your explanatory note states that "approximately" 1,602,739 shares of common stock are instead being registered on your registration statement on Form S-1 (File No. 333-207156). Please revise to clarify the exact number of shares.

        Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, me at (202) 551-3642 with any questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Legal Branch Chief
                                        Office of Natural Resources

cc: David M. Loev
        The Loev Law Firm, PC